Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

3SBio Inc.:

We consent to the use of our report dated November 10, 2006 with respect to the consolidated balance sheets of 3SBio Inc. and subsidiaries as of December 31, 2004, 2005 and September 30, 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005 and the nine months ended September 30, 2005 and 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/  KPMG

Hong Kong China

January 19, 2007